April 15, 2024

Daniel Greenspan, Esq.
U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Equity Series, Inc. (“Registrant”)

  T. Rowe Price All-Cap Opportunities Portfolio

  T. Rowe Price Blue Chip Growth Portfolio

  T. Rowe Price Blue Chip Growth Portfolio—II

  T. Rowe Price Equity Income Portfolio

  T. Rowe Price Equity Income Portfolio—II

  T. Rowe Price Health Sciences Portfolio

  T. Rowe Price Health Sciences Portfolio—II

  T. Rowe Price Mid-Cap Growth Portfolio

  T. Rowe Price Mid-Cap Growth Portfolio—II

  T. Rowe Price Moderate Allocation Portfolio

 File Nos.: 033-52161/811-07143

 T. Rowe Price Fixed Income Series, Inc. (“Registrant”)

  T. Rowe Price Limited-Term Bond Portfolio

  T. Rowe Price Limited-Term Bond Portfolio—II

 File Nos.: 033-52749/811-07153

 T. Rowe Price International Series, Inc. (“Registrant”)

  T. Rowe Price International Stock Portfolio

 File Nos.: 033-52171/811-07145

 (each a “Fund” and together, the “Funds”)

Dear Mr. Greenspan:

On April 12, 2024, you provided comments regarding the Registrants’ registration statement filed on Form N-1A on February 26, 2024 (the “Registration Statement”). Your comments and our responses are set forth below.

Comment: Please confirm that the overall fees are the same or lower for each Fund after the change to the structure.

Response: We confirm that the overall fees are either the same or lower for each Fund after the fee restructure.

Comment: Are there any scenarios under which the Fund or the Adviser could terminate the indefinite expense limitation arrangement without a shareholder vote?

Response: There are no such scenarios.

Comment: With respect to the table that appears under the heading “Group Fee Schedule” in each Fund’s prospectus, please explain why the breakpoints under $50 billion are not shown. The prospectus includes a footnote disclosing that the initial figure represents a “blended group fee rate containing various breakpoints.”

Response: As disclosed in each Fund’s prospectus, the group fee schedule is graduated, declining as the combined assets of the T. Rowe Price Funds rise. As of December 31, 2023, T. Rowe Price and its affiliates (the “Firm”) had approximately $1.45 trillion in assets under management, which is significantly higher than the first breakpoint shown in the prospectus ($50 billion). We believe that it is highly unlikely that the Firm’s assets will decline below $50 billion in the near future. Showing a blended group fee rate for breakpoints under $50 billion (rather than showing all of the breakpoints) provides a more streamlined table, highlighting the information that we believe is most relevant to shareholders. Consistent with the requirements of item 10 of Form N-1A, the prospectus describes the compensation of each Fund’s investment adviser and states the aggregate fee paid to the adviser for the most recent fiscal year. Lastly, we note that a table showing all of the breakpoints, including those below the initial $50 billion, is included in the statement of additional information (“SAI”).

Comment: Footnote b in the fee table for the T. Rowe Price All-Cap Opportunities Portfolio references an expense limit of 80%. Please review the table and update to 0.80%, if appropriate.

Response: We have updated the footnote to correct the clerical error.

* * *

If you have any questions or further comments, please do not hesitate to email me at vicki.booth@troweprice.com.

/s/ Vicki S. Booth
Vicki S. Booth
Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.